Form 51-102F3
MATERIAL CHANGE REPORT

1.	Name and address of the Company.

TRELAWNEY MINING AND EXPLORATION INC. (the “Company”)
Suite 2810, 130 King Street West
Toronto, ON M5X 1A4

2.	Date of Material Change.

July 11, 2011

3.	News Release.

A press release disclosing the material change was released on July 11, 2011 through the facilities of Marketwire.

4.	Summary of Material Change.

The Company announced its intention to make a share exchange takeover bid (the “Offer”) to acquire all of the outstanding common shares of Augen Gold Corp. (“Augen”) at an implied offer price of $0.32 per common share.  Under the terms of the Offer, Augen shareholders will be entitled to receive 0.066 common shares of the Company for each common share of Augen held.

The material change is fully described in the Company’s press release which is attached as Schedule “A” and is incorporated herein.

5.	Full Description of Material Change.

A full description of the material change is contained under Item 4.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

The report is not being filed on a confidential basis.

7.	Omitted Information.

No significant facts have been omitted from this Material Change Report.

8.	Executive Officer.

Gregory Gibson, President and Chief Executive Officer.

9.           Date of Report.

This report is dated at Toronto, this 11th day of July, 2011.

TRELAWNEY MINING AND EXPLORATION INC.

Per:	“Lisa McCormack” (Signed)
Lisa McCormack, Secretary

SCHEDULE “A”

TRELAWNEY ANNOUNCES INTENTION TO MAKE AN OFFER TO ACQUIRE
AUGEN GOLD CORP.

•	Offer represents a premium of 40% to Augen’s 20-day volume-weighted average price

•	Share exchange provides Augen shareholders with ownership position in a larger company with superior financial capability and significantly greater trading liquidity

•	Augen shareholders benefit from ongoing participation in exploration and development of promising Côté Lake gold deposit

•	Shareholders representing 42% of Augen shares have signed lock-up agreements supporting the offer

•	Investment community conference call scheduled for today at 11:00 a.m. (Toronto time)

July 11, 2011 – Toronto, Ontario – Trelawney Mining and Exploration Inc. (“Trelawney” or the “Company”) (TSXV: TRR, Frankfurt: RTW) announced today its intention to make a share exchange take-over bid (the “Offer”) to acquire all of the outstanding common shares of Augen Gold Corp. (“Augen”), not including common shares of Augen currently held by Trelawney, at an implied offer price of $0.32 per common share (based on the closing price of the common shares of Trelawney on the TSX Venture Exchange (the “TSXV”) on July 8, 2011). Under the terms of the Offer, Augen shareholders will be entitled to receive 0.066 common shares of Trelawney (the “Trelawney Shares”) for each common share of Augen (the “Augen Shares”) held.

The implied offer price represents a premium of 40% relative to the volume-weighted average price of Augen Shares on the TSXV over the last 20 trading day period ended on July 8, 2011, the last trading day prior to Trelawney announcing its intention to make the Offer.

A group of Augen shareholders consisting of Libra Advisors LLC, Sprott Asset Management LP, Augen Capital Corp., Mineralfields 2010-V Inc., Pathway Multiseries Fund LP, Sheldon Inwentash, Lynn Factor and Dr. Andrew Budning, representing an aggregate of 42% of the issued and outstanding Augen Shares, have entered into lock-up agreements in support of the Offer.

Trelawney announces its intention to make the Offer after its repeated efforts to engage Augen management in a negotiated transaction were unsuccessful.

“Our Offer will provide Augen shareholders with significant and immediate value for their shares, increased liquidity, and the opportunity to participate in the further exploration and development of the Côté Lake Deposit on our Chester Project.” said Greg Gibson, President and CEO of Trelawney.  “With significantly greater financial resources than Augen, a proven management team with development expertise, and an expanded land package contiguous to the Chester Project, Trelawney will have the resources and flexibility to develop Côté Lake in an optimal manner that maximizes the value of the project for all shareholders.”

Augen is a gold exploration company with 23,685 hectares of staked and patented mining claims in the Southern Swayze Greenstone Belt, in the area immediately adjacent to Trelawney’s Côté Lake Deposit. The Augen claims cover a 45-kilometre long section of the Ridout Deformation Zone, believed to be the western extension of the Kirkland Lake/Larder Lake Break.

The geological setting for Augen’s claims is comparable to the major gold camps of Timmins and Kirkland Lake. To date, Augen has performed a detailed airborne geophysical survey of the area, and its sampling program has confirmed the historically reported gold values.

As previously disclosed on March 7, 2011, the results of an initial Mineral Resource estimate for Trelawney’s Côté Lake Deposit on the Chester Project reported Inferred Mineral Resource totals of 131 million tonnes averaging 1.00 g/t Au for 4.22 million ounces of contained gold at a cut-off grade of 0.30 g/t Au. The Mineral Resource estimate was audited by Roscoe Postle Associates Inc. and reported in accordance with National Instrument 43-101 requirements.

Additional Details of the Offer

Full details of the offer will be included in a formal take-over bid circular to be filed with securities regulatory authorities and mailed to Augen shareholders. Trelawney will request a shareholders’ list from Augen today and expects to mail the offer and take-over bid circular to Augen shareholders as soon as practical upon receipt of this list. The Offer will be open for acceptance for 50 days following the commencement of the Offer.

The Offer will be subject to certain conditions of completion, including receipt of all necessary regulatory approvals, absence of material adverse changes and not less than 66⅔% of the Augen Shares, calculated on a fully diluted basis, being deposited under the Offer and not withdrawn. Once the two-thirds percentage acceptance level is met, Trelawney intends, but is not required, to take steps to acquire all remaining Augen Shares in accordance with applicable law.

Trelawney has engaged RBC Capital Markets to act as financial advisor to the Company in connection with the Offer.

In connection with the proposed transaction, Trelawney will file relevant materials with the United States Securities and Exchange Commission (the "SEC"), including one or more registration statements that contain a prospectus.  U.S. investors and U.S. securityholders are urged to read these documents (if and when they become available) and any other relevant documents filed by Trelawney with the SEC, as well as any amendments or supplements to these documents because they will contain important information. U.S. Investors and U.S. security holders may obtain these documents free of charge at the SEC's website at www.sec.gov.  In addition, the documents filed with the SEC by Trelawney can be obtained free of charge by directing such request to Trelawney’s Information Agent, Laurel Hill Advisory Group or at Trelawney’s website at www.trelawneymining.com.  Such documents are not currently available. U.S. investors and U.S. securityholders are urged to read the prospectus and the other relevant materials when they become available before making any investment decision with respect to the proposed transaction.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Trelawney or Augen. Such an offer may only be made pursuant to an offer and takeover bid circular filed with the securities regulatory authorities in Canada and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

Conference Call Information

Trelawney will host a conference call for the investment community to discuss the proposed transaction today, July 11, 2011, at 11:00 am (Toronto time). Investors, analysts, media and other interested parties are invited to attend.  To join the call please dial the following:

Toll-free North American participants: 1-800-319-4610

The presentation referenced on the conference call can be viewed at and downloaded from Trelawney’s website at www.trelawneymining.com. A replay of the call will be available by dialing 1-800-319-6413 and entering Passcode 1335# or by accessing the link to the recording that will be posted to Trelawney’s website shortly after the conference call.

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About Trelawney
Trelawney is a Canadian junior mining and exploration company with a focus on Archean gold deposits. The Company's current focus is directed towards the continued exploration and development of the Côté Lake Deposit, located in Chester Township 20 kilometres southwest of Gogama, Ontario.

For further information

Media:	Augen Shareholders:

David Ryan	Laurel Hill Advisory Group
Longview Communications Inc.	1-877-452-7184 or 416-304-0211 (collect)
416-649-8007	Email: assistance@laurelhill.com”

Joel Shaffer
Longview Communications Inc.
416-649-8006

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains only summary information about the Offer and does not constitute an offer to purchase any securities. Complete information about the Offer will be available by referring to the offer to purchase and take-over bid circular to be filed with Canadian securities regulators. Certain statements contained in this press release concerning Trelawney’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, financial performance and condition of Augen are forward-looking statements. The words “believe”, “expect”, “intend”, “may”, “anticipate”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are not based on historical facts, but rather on current expectations, assumptions and projections about future events. While Trelawney considers these factors and assumptions to be reasonable based on information currently available, they may be proven to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, the Offer not being commenced; any of the terms and conditions of the Offer not being satisfied; general economic conditions; dependence on key personnel; and variations in required capital expenditures. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

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